Exhibit 99.1

SCAILEX CORPORATION LTD

Registration No. 520031808
Securities of the Corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Scailex
16 Shenkar Street, Building B, Herzlia Pituach 46120
Telephone: 09-9610900; Fax: 09-9610912
Email: yahel.shachar@scailex.com
Company website: www.scailex.com

The Securities Authority	The Tel Aviv Stock Exchange Ltd
www.isa.gov.il	www.tase.co.il

Immediate Report of the Creation of Dormant Shares in the Corporation's Issued
Share Capital, a Change to their Number or to the Identity of their Holder
Section 31(b) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

We hereby report that on 21st July 2008 there was a change in the number of the dormant shares in the Corporation’s capital.

The name of the holder of the dormant shares: Scailex Corporation Ltd.

Identity type and number: identity number with the Israeli Registrar of Companies: 520031808

Nationality / country of incorporation or registration: incorporated in Israel

Name of share: Scailex Stock Exchange security no. 1082353

The change was made by way of: purchase

The date on which the transaction was made: 21st July 2008

The quantity of shares involved in the change: 94,932 +

The purchase was made: in the course of trading on the Stock Exchange.

The number of dormant shares that were held by the holder before the change was: 5,401,025

The number of dormant shares that are held by the holder after the change is: 5,495,957

The percentage of the Corporation's issued share capital that is held after the change by the holder of the dormant shares is: 12.6%

The percentage voting power in the Corporation that is held after the change by the holder of the dormant shares is: 0%

The total financial consideration for the change is: 2,664,238 (NIS)

The number of shares included in the Corporation’s authorised capital: 60,000,000

The number of shares included in the Corporation’s issued and paid-up share capital: 43,579,388

The number of dormant shares included in the Corporation’s issued and paid-up share capital is 5,495,957, of which 5,495,957 do not vest voting rights and 5,495,957 do not vest rights to receive dividend.